May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:	New Fortress Energy LLC
Registration Statement on Form S-3
Filed March 5, 2020
File No. 333-236921

Dear Ms. Nicholson:

On April 29, 2020, New Fortress Energy LLC requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Eastern Time, on Friday, May 1, 2020, or as soon as practicable thereafter. We hereby withdraw our request until further notice.

[Signature page follows]

United States Securities and Exchange Commission
May 1, 2020

Very truly yours,

NEW FORTRESS ENERGY LLC

By:	/s/ Cameron MacDougall
Name:	Cameron MacDougall
Title:	General Counsel and Secretary

cc:	Michael J. Zeidel, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP